Exhibit (a)(1)(vi)

WESTERN ASSET INFLATION-LINKED INCOME FUND

620 EIGHTH AVENUE

NEW YORK, NEW YORK 10018

DEAR SHAREHOLDER:

At a meetings held on November 18, 2020, the Board of Trustees of Western Asset Inflation-Linked Income Fund (the “Fund”) approved a tender offer to purchase up to 20% of the Fund’s outstanding common shares. The offer is for cash at a price equal to 99% of the Fund’s net asset value (“NAV”) as of the close of regular trading session on the New York Share Exchange (“NYSE”) on December 29, 2020, or if the Offer is extended, on the next trading day after the day to which the Offer is extended, upon the terms and conditions set forth in the enclosed Offer to Purchase and related Letter of Transmittal (which together constitute the “Offer”).

The Offer is intended to provide tendering Shareholders with a benefit to the extent that the tender price is above the trading price of the Fund’s common shares. The deadline for participating in the Offer is 5:00 p.m., New York City Time, December 28, 2020, or such later date to which the Offer is extended (the “Expiration Date”). The pricing date for the Offer is the close of regular trading on the NYSE on December 29, 2020, unless the Offer is extended (the “Pricing Date”). Should the Offer be extended, the Pricing Date will be the close of regular trading on the NYSE on the next trading day after the Expiration Date. Shareholders who choose to participate in the Offer can expect to receive payment for shares tendered and accepted promptly after the Expiration Date of the Offer.

If, after carefully evaluating all information set forth in the Offer, you wish to tender shares pursuant to the Offer, please either follow the instructions contained in the Offer or, if your shares are held of record in the name of a broker, dealer, commercial bank, trust company or other nominee, contact such firm to effect the tender for you. Shareholders are urged to consult their own investment and tax advisors and make their own decisions whether to tender any shares.

As of October 30, 2020, the Fund’s NAV was $13.73 per share and 29,152,820 shares were issued and outstanding. The Fund’s NAV during the pendency of this Offer may be obtained by contacting Georgeson LLC, the Fund’s Information Agent, toll free at 1-866-628-6021.

None of the Fund, its Board of Trustees (the “Board”) or its investment manager or subadvisers is making any recommendation to any Shareholder whether to tender or refrain from tendering shares in the Offer. The Fund and the Board urge each Shareholder to read and evaluate the Offer and related materials carefully and make his or her own decision.

Questions, requests for assistance and requests for additional copies of this Offer and related materials should be directed to Georgeson LLC, the Fund’s Information Agent, toll free at 1-866-628-6021.

Sincerely,
/s/ Jane Trust
Jane Trust
Trustee, Chief Executive Officer and President
WESTERN ASSET INFLATION-LINKED INCOME FUND

November 25, 2020